FOR IMMEDIATE RELEASE                       CONTACT: CAROL LOUIE DRUXMAN
July 31, 2000                               SHAREHOLDER RELATIONS
VIA FACSIMILE                               (206) 623-1635 Ext. 106




TODD SHIPYARDS WINS NAVY CONTRACT
WORK COULD BRING $60 TO $75 MILLION OVER FIVE YEARS

(Seattle, WA) --- A new contract for Puget Sound work on U.S. Navy vessels will be worth up to $75 million over five years for Todd Pacific Shipyards. Todd Shipyards Corporation announced the award by the U. S. Navy of a third continuous ship repair contract to its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific"). The new contract, known as "CMT" (Combatant Maintenance Team), is a five year, cost reimbursable contract to perform ship repair work on the six surface combatants (frigates and destroyers) stationed at Naval Station Everett.

"This contract is unprecedented in the Puget Sound region for its innovative coupling of the commercial maritime industrial base with the needs of the Navy," said Stephen Welch, Chief Executive Officer of Todd Shipyards. "The CMT contract combines the unique skills and efficiencies of various commercial contractors, while enhancing the quality of life for the ships' crew."

Through an innovative contract structure, Todd Pacific will act as the prime contractor and lead a team of subcontractors who may perform as much as half of the work. The majority of the work will be accomplished in Todd's shipyard located on Seattle's Harbor Island. Other work will be performed pier-side within Naval Station Everett.

Work under this new contract will be performed at the option of the Navy, which has not established a dollar value for the work. Todd Pacific estimates the value may be in the range of $60 - $75 million over five years, if all options are exercised.

"This contract is a milestone in the enhancement of the quality of life for our sailors," Vice Admiral Ed Moore, Commander, Naval Surface Force, U.S. Pacific Fleet said. "Upon their return from sea, the sailors assigned to those ships can now be assured that scheduled maintenance periods will be performed in the Puget Sound region."

"With the signing of this contract, Todd Pacific is now performing maintenance service on every commissioned U.S. Navy ship stationed in Puget Sound," said Stephen Welch. "All of these ships demand the highest levels of reliability and performance, and we are proud our customers selected Todd to assist them in fulfilling their missions."

"Although the CMT contract has some innovative twists, it is built on Todd's 15-year record in maintaining the AOE class ships in Puget Sound. Continuity with the AOEs - linking the ships to their repair shipyard - creates great value for the Navy by allowing pride in the workmanship, greater understanding of the vessels, and continuous improvement. The result is superior operational readiness," according to Welch.

Todd Pacific is the leading commercial shipyard in Puget Sound, with approximately 1000 employees. In addition to the AOE and CMT contracts, the company performs a portion of the non-propulsion maintenance on the Navy's nuclear aircraft carriers at Puget Sound Naval Shipyard in Bremerton, Washington and at Naval Station Everett. With three drydocks and the capacity to lift up to 34,000 long tons, Todd Pacific performs a full range of maintenance and repair work on U.S. Coast Guard vessels, Washington State ferries and a wide variety of other commercial and governmental vessels.